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                              February 22, 2024

       Paul Weibel
       Chief Financial Officer
       5E Advanced Materials, Inc.
       9329 Mariposa Road, Suite 210
       Hesperia, CA 92344

                                                        Re: 5E Advanced
Materials, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 29,
2024
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed February 2,
2024
                                                            File No. 333-276753

       Dear Paul Weibel:

              We have reviewed your registration statement and amendment thereto and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-3

       General

   1. We note you are registering for resale shares of common stock issuable under the
                                                        Amended and Restated
Note Purchase Agreement dated January 18, 2024, and that the shares registered for
resale under this registration statement are being registered pursuant to the Amended and
Restated Investor and Registration Rights Agreement entered into on
                                                        January 18, 2024.
Please file these agreements as exhibits to your registration statement or alternatively,
incorporate them by reference into your exhibit index.
   2. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement
until our comments relating to your Form 10-K for the fiscal year ended June 30, 2023
have been resolved.
 Paul Weibel
5E Advanced Materials, Inc.
February 22, 2024
Page 2

       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Daniel
Morris, Legal Branch Chief, at 202-551-3314 with any other questions.



                                                          Sincerely,
FirstName LastNamePaul Weibel
                                                          Division of
Corporation Finance
Comapany Name5E Advanced Materials, Inc.
                                                          Office of Energy &
Transportation
February 22, 2024 Page 2
cc:       Eric Johnson, Esq.
FirstName LastName